FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 30, 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached to the Registrant’s Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated December 30, 2004.

Results of the Registrant’s Annual General Meeting:

BluePhoeninx Solutions Ltd., the Company, held today, December 30, 2004, its Annual Shareholders' Meeting.

All of the proposed resolutions on the agenda of the Meeting, as described in the Proxy Statement to Shareholders dated December 1, 2004, were approved by the required majority. The proxy statement was submitted by the Company on Form 6-K on December 2, 2004. The following resolutions were adopted at the Meeting:

(1)	8 directors were elected to the Board of Directors of the Company (in addition to one outside director currently serving on the Board);

(2)	The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor for the 2004 fiscal year and until the next annual general meeting of the Company;

(3)	The compensation to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares, was approved;

(4)	The fees of the outside director of the Company were approved; and

(5)	The increase of the number of reserved shares for the Company’s Employee Share Option Plan by 500,000 shares was approved.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: December 30, 2004